UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*



                               Immunomedics, Inc.

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                                (Name of Issuer)
                          Common Stock, $0.01 Par Value

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                         (Title of Class of Securities)
                                   452907 10 8

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                                 (CUSIP Number)
                              Laura R. Kuntz, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 31, 2001

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 5 pages

CUSIP No. 452907 10 8
                                  SCHEDULE 13D

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1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David M. Goldenberg
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]

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3            SEC USE ONLY


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4            SOURCE OF FUNDS*

             N/A
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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]


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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                              7        SOLE VOTING POWER
         NUMBER OF
                                       8,682,118
                              --------------------------------------------------
           SHARES             8        SHARED VOTING POWER

        BENEFICIALLY                   168,131
                              --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER
          OWNED BY
                                       8,081,309
                              --------------------------------------------------
       EACH REPORTING         10       SHARED DISPOSITIVE POWER

        PERSON WITH                    466,111

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,850,249 *
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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
             SHARES*

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.6%
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14           TYPE OF REPORTING PERSON*

             IN
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* The  8,850,249  shares of Common Stock  beneficially  owned by Dr.  Goldenberg include: (1) 4,417,133 shares directly held by Dr. Goldenberg; (2) 10,000 shares jointly owned by Dr. Goldenberg and his spouse, Cynthia L. Goldenberg; (3)
962,606 shares owned by a trust for the benefit of one of Dr. Goldenberg's children for which Dr. Goldenberg serves as trustee; (4) 2,076,570 shares held by Dr. Goldenberg as trustee of a grantor retained annuity trust; (5) 302,829

                         Page 2 of 5 pages
shares registered in the name of Hildegard Gruenbaum Katz Trust (the "HGK Trust") as to which Dr. Goldenberg has sole voting power pursuant to an agreement with Dr. Gruenbaum; (6) 11,931 shares held by Ms. Goldenberg; (7) 11,200 shares held by Ms. Goldenberg as custodian for her children; (8) 200,000 shares held by Escalon Corp., of which Dr. Goldenberg is president; (9) 97,980 shares held by Escalon Foundation (the "Foundation"), a not-for-profit corporation, of which Dr. Goldenberg is president; (10) 625,000 shares which Dr. Goldenberg has the right to acquire upon exercise of vested options which are exercisable on or before September 29, 2001; and (11) 135,000 shares which Ms. Goldenberg has the right to acquire upon exercise of vested options which are exercisable on or before September 29, 2001. Dr. Goldenberg disclaims beneficial ownership of the shares held by Ms. Goldenberg, individually and as custodian for her children and the HGK Trust.


Item 1.  Security and Issuer

Common Stock, par value $.01 per share ("Common Stock")

Immunomedics, Inc. ("Immunomedics")
300 American Road
Morris Plains, New Jersey 07950

Item 2.  Identity and Background


(a)  Name: David M. Goldenberg

(b)  Business address: 300 American Road, Morris Plains, New Jersey 07950

(c) Dr. David M. Goldenberg is the Chairman of the Board of Directors of Immunomedics. Immunomedics is located at 300 American Road, Morris Plains, New Jersey 07950.

(d) During the last five years, Dr. Goldenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Goldenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration

     This amendment does not reflect any acquisitions of Common Stock made by Dr. Goldenberg. Rather, this amendment is filed to reflect a decrease in the number of shares of Common Stock beneficially owned by Dr. Goldenberg resulting from (1) certain of Dr. Goldenberg's children revoking the power of attorney previously granted to him with respect to the shares owned by each of the children and (2) gifts made by Dr. Goldenberg to his children and other organizations.

Item 4.  Purpose of Transaction

     This Schedule 13D amendment is filed to reflect a decrease in the number of shares of Common Stock beneficially owned by Dr. Goldenberg. Certain of Dr. Goldenberg's children revoked the power of attorney granted to Dr. Goldenberg which had allowed him to share voting and dispositive powers with respect to the shares owned by his children. In addition, between May 19, 1999 (the filing date of Dr. Goldenberg's Schedule 13D Amendment No. 5) and July 31, 2001, Dr. Goldenberg gifted to his children and other organizations certain shares of Common Stock directly owned by him. Lastly, this amendment also reflects the removal of certain of his children as joint filers.

                               Page 3 of 5 pages

     Dr. Goldenberg has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Dr. Goldenberg may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions. He may also obtain additional shares of Common Stock upon the exercise of the stock options described in Item 5 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

(a) As of July 31, 2001, Dr. Goldenberg beneficially owned 8,850,249 shares of Common Stock, or 17.6% of the total outstanding shares of Common Stock. Dr. Goldenberg's percentage of beneficial ownership was calculated pursuant to Rule 13(d)-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, based on the number of shares of Common Stock outstanding as of July 31, 2001. The 8,850,249 shares of Common Stock beneficially owned by Dr. Goldenberg include: (1) 4,417,133 shares directly held by Dr.
     Goldenberg; (2) 10,000 shares jointly owned by Dr. Goldenberg and his spouse, Cynthia L. Goldenberg; (3) 962,606 shares owned by a trust for the benefit of one of Dr. Goldenberg's children for which Dr. Goldenberg serves as trustee; (4) 2,076,570 shares held by Dr. Goldenberg as trustee of a grantor retained annuity trust; (5) 302,829 shares registered in the name of Hildegard Gruenbaum Katz Trust (the "HGK Trust") as to which Dr. Goldenberg has sole voting power pursuant to an agreement with Dr. Gruenbaum; (6) 11,931 shares held by Ms. Goldenberg; (7) 11,200 shares held by Ms. Goldenberg as custodian for her children; (8) 200,000 shares held by Escalon Corp., of which Dr. Goldenberg is president; (9) 97,980 shares held by Escalon Foundation (the "Foundation"), a not-for-profit corporation, of which Dr. Goldenberg is president; (10) 625,000 shares which Dr. Goldenberg has the right to acquire upon exercise of vested options which are exercisable on or before September 29, 2001; and (11) 135,000 shares which Ms. Goldenberg has the right to acquire upon exercise of vested options which are exercisable on or before September 29, 2001. Dr. Goldenberg disclaims beneficial ownership of the shares held by Ms. Goldenberg, individually and as custodian for her children and the HGK Trust.

(b) Cynthia L. Goldenberg: Cynthia L. Goldenberg the President and Chief Executive Officer of Immunomedics. Ms. Goldenberg's business address is c/o Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950. During the last five years, Ms. Goldenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Ms. Goldenberg been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Goldenberg is a citizen of the United States.

     Escalon Foundation: Escalon Foundation (the "Foundation") is a not-for-profit corporation organized under the laws of the State of New Jersey. The address of the Foundation is 330 Pleasant Valley Way, Mendham, New Jersey 07945.

     Escalon Corp.: Escalon Corp. (the "Corporation") is a corporation organized under the laws of the State of Delaware. The address of the Corporation is 330 Pleasant Valley Way, Mendham, New Jersey 07945.

     During the past five years, neither the Foundation nor the Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Foundation or the Corporation been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                          Page 4 of 5 pages

(c) Dr. Goldenberg did not effect any transactions in the Common Stock during the past sixty days.

(d) No other person is known to Dr. Goldenberg to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Dr. Goldenberg has an agreement with Dr. Gruenbaum whereby Dr. Goldenberg has sole voting power with respect to the 302,829 shares registered in the name of the HGK Trust.


Item 7. Material to Be Filed as Exhibits

     The agreement with Dr. Gruenbaum with respect to the voting power on the 302,829 shares of Common Stock registered in the name of HGK Trust which was previously filed as Exhibit 2.E to Schedule 13D Amendment No. 4 filed on March 6, 1997 is incorporated by reference to this amendment.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         David M. Goldenberg


August 24, 2001                                         By:  /s/ Laura R. Kuntz
-------------------------------------------------       -----------------------
                               Date                         Signature

                                                        Laura R. Kuntz,
                                                        Attorney-in-Fact **
                                                        -----------------------
                                                            Name/Title



         **A power of attorney was previously filed with the Commission and is incorporated herein by reference.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

















                        Page 5 of 5 pages